Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday, July 23, 2015

Celestica Enters Into Agreement To Sell Its Toronto Real Estate

TORONTO, Canada — Celestica Inc. (NYSE, TSX: CLS) Celestica, a global leader in the delivery of end-to-end product lifecycle solutions, is pleased to announce that it has entered into an agreement for the sale of its property located in Toronto, Ontario, which includes the site of Celestica’s corporate headquarters and its Toronto manufacturing operations.  The site is being sold to a special purpose entity (the “Property Purchaser”) to be formed by a consortium of three real estate developers, namely Diamond Corp., Lifetime Developments and Context Development Inc. (“Context”).  The consortium intends to work with the City of Toronto to develop a mixed-use community including office, retail and residential uses.  If the transaction is completed, the purchase price will be approximately CDN$137 million, exclusive of applicable taxes and subject to adjustment in accordance with the terms of the agreement of purchase and sale (the “Property Sale Agreement”), including for certain density bonuses and other adjustments in accordance with usual commercial practice.

Pursuant to the terms of the Property Sale Agreement, the Property Purchaser will pay Celestica a cash deposit of CDN$15 million, which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions including municipal approvals and is anticipated to occur within approximately two years, the Property Purchaser will pay Celestica an additional CDN$53.5 million in cash. The balance of the purchase price is to be satisfied on closing by an interest-free, first-ranking mortgage in the amount of CDN$68.5 million to be registered on title to the property and having a term of two years from the closing date.

As part of the Property Sale Agreement, Celestica will enter into an interim lease for its existing head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which will be followed by a longer-term lease for the new home of Celestica’s corporate headquarters on terms it would settle with the Property Purchaser. There can be no assurance that this transaction will be completed within two years or at all.

Approximately 30% of the interests in the Property Purchaser will be held by Context, a privately-held company in which Mr. Gerald Schwartz, a controlling shareholder and director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in Diamond Corp.’s Whitecastle New Urban Fund 3, which will have an approximate 25% interest in the Property Purchaser.

Given the interest in the transaction by a related party, Celestica’s board of directors (the “Board”) formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser’s transaction terms are in the best interests of Celestica. The Board, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges.

For further information on Celestica, visit its website at http://www.celestica.com.

The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves. Such forward-looking statements include, but are not limited to, statements regarding: the formation of the Property Purchaser by a consortium of real estate developers and the composition thereof; the Property Purchaser’s development plans for the property; the expected purchase price; the anticipated timing of closing; interim and long-term lease arrangements with the Property Purchaser; the expected interests of the constituent entities in the Property Purchaser; and other statements which may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should”, or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities laws. Forward-looking statements are not guarantees of future actions, events or outcomes. You should understand that forward-looking statements contained herein are subject to various risks, including the risk that one or more conditions to closing the transactions described herein may not be satisfied on a timely basis or at all. You should also understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions, events and outcomes and could cause them to differ materially from those expressed in such forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as specifically required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Certain information in this press release, including information pertaining to interests in the Property Purchaser and the Property Purchaser’s intentions, has been provided by third parties.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com